STANDEX INTERNATIONAL CORPORATION ● SALEM, NH 03079 ● TEL (603) 893-9701 ● FAX (603) 893-7324 ● WEB www.standex.com

Contact:
Thomas DeByle, CFO
(603) 893-9701
email: InvestorRelations@Standex.com

FOR IMMEDIATE RELEASE

STANDEX REPORTS FIRST-QUARTER FISCAL 2009 FINANCIAL RESULTS

COMPANY REPORTS 33% GROWTH IN NET INCOME FROM CONTINUING OPERATIONS

SALEM, NH – October 29, 2008 . . . . Standex International Corporation **(NYSE:SXI)** today reported financial results for the first quarter of fiscal year 2009.

- Net sales for the first quarter of fiscal 2009 increased 2.9% to $180.7 million from $175.5 million in the first quarter of fiscal 2008.

- Income from operations for the first quarter of fiscal 2009, including a $4.3 million pre-tax restructuring expense, was $10.8 million, which compares with $10.8 million in the first quarter of last year. Excluding the charge, the company reported a 39% increase in non-GAAP income from operations to $15.1 million in the first quarter of fiscal 2009. The $4.3 million pre-tax expense related to the closure of three facilities and included severance and other employee benefit termination costs and expenses associated with the relocation of production capacity to other Company facilities.

- Net income from continuing operations for the first quarter of fiscal 2009, including the $4.3 million restructuring charge and a $1.1 million benefit from a life insurance policy for a former executive, increased 33% to $7.1 million, or $0.57 per diluted share. This compares with $5.3 million, or $0.43 per share, in the first quarter of fiscal 2008. Excluding the restructuring charge and insurance benefit, the company reported a 69% increase in non-GAAP net income from continuing operations to $9.0 million, or $0.72 per share for the first quarter of fiscal 2009. A reconciliation of net income and earnings per share from reported GAAP amounts to non-GAAP amounts is included later in this release.

- Net income for the first quarter of fiscal 2009 was $5.0 million, or $0.40 per diluted share, compared with net income of $5.9 million, or $0.48 per diluted share, in the first quarter of fiscal 2008. Net income for the first quarter of fiscal 2009 includes the aforementioned restructuring charge and insurance benefit as well as a $3.0 million expense ($2.0 million net of tax) charged to discontinued operations related to the Company's environmental remediation activity in Cleveland, Ohio. The expense brings the total accrual for the clean-up to $5 million, which is the Company's best estimate at this time of the total clean-up cost. Two insurance companies that had provided general property liability coverage to Standex during the years that the alleged contamination occurred have agreed to reimburse the Company for defense expenses incurred during the clean-up process under a standard reservation of rights. Thus far, they have not agreed to indemnify the Company to cover the costs of the remediation.

- EBITDA (earnings before interest, income taxes, plus depreciation and amortization) increased 2.8% to $15.7 million in the first quarter of fiscal 2009 from $15.2 million in the first quarter a year ago. Excluding the restructuring expense and insurance benefit, EBITDA for the quarter was $18.9 million, up 24% versus the prior year quarter.

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- Net working capital (defined as accounts receivable plus inventories less accounts payable) was $135.8 million at the end of the first quarter of fiscal 2009 compared with $129.3 million in the prior year. Working capital turns decreased to 5.3 turns from 5.4 turns for the first fiscal quarter of 2008. Net working capital for the first quarter included $923,000 of working capital associated with the acquisition of BG Labs, which was completed during the first quarter.

- Net debt (defined as short-term debt plus long-term debt less cash) increased to $115.3 million at September 30, 2008 from $106.0 million at June 30, 2008. The Company's balance sheet leverage ratio of net debt to total capital was 34.4% at September 30, 2008 compared with 32.2% at June 30, 2008.

Comments on the First Quarter and Segment Discussions

"Standex performed well in the first quarter of the new fiscal year, reporting a 69% increase in non-GAAP net income from continuing operations on 2.9% sales growth," said President and CEO Roger Fix. "Engineered Products led the operating groups in sales growth while ADP and Engraving reported excellent bottom-line results."

The *Food Service Equipment Group* posted first-quarter, year-over-year sales growth of 4.9%. Operating income was essentially flat primarily due to product mix.

"Our Food Service Equipment Group continued to report steady growth in sales with particularly strong demand for our walk-in coolers and freezers," said Fix. "Profitability in the Food Service group was impacted by sales mix. During the quarter the Refrigerated Solutions businesses experienced higher sales volumes of lower margin coolers and freezers and lower sales volumes of higher-margin scientific products and reach-in cabinets. In the Cooking Solutions businesses we experienced lower sales of higher margin cooking solutions products due to delayed orders from a large quick service restaurant chain and softness from the casual dining and independent pizzeria segment."

"As we progress throughout the year in a slowing market for food service equipment, we will continue to drive market share gains and reduce costs," added Fix. "Our growth initiatives include diversifying our revenues into new international markets, such as Canada, South America and the Middle East as well as introducing innovative equipment and launching product adaptations for new applications."

The *Engraving Group* generated sales growth of 5.7% year-over-year in the first quarter with strong operating leverage contributing to an 91.2% year-over-year increase in operating income.

"Our excellent operating income growth in the first quarter outpaced a moderate year-over-year sales increase as a result of our efforts to consolidate facilities, reduce costs and improve productivity," said Fix. "In addition to productivity improvements and cost reductions, we successfully completed the consolidation of two roll engraving facilities in North America into our Richmond, Virginia plant. We plan to continue to take actions to increase operating leverage by driving down costs." [1]

"We saw steady sales volume in North America and exited the quarter with a good backlog, giving us reason for optimism about the near-term prospects for this business,"[1] added Fix. "Internationally, after a strong fourth quarter for overseas sales, we have begun to see some automotive platform delays that we expect will continue for the near term.[1] Going forward, in addition to supporting our traditional customers from our locations in North America and Europe, we will continue to execute on our strategy of securing long-term growth in emerging markets, such as Turkey and China."

Engineered Products Group revenue for the first quarter increased by 15.8% year-over-year and operating income grew by 6.6%.

"Spincraft started the fiscal year with another quarter of good revenue growth," said Fix. "We continue to see strong demand from the energy, aerospace and aviation end markets. Operating income for Spincraft lagged sales growth due to two factors. First, each quarter in fiscal 2008 included milestone payments related to a long-term contract with an aerospace customer. These payments have been completed, resulting in a difficult comparison in the first quarter and the remainder of fiscal 2009. To a lesser extent, our year-over-year operating income was affected by an unusually high level of lower margin product sales. During the quarter, we secured new contracts for scheduled hardware deliveries through calendar year 2012 with Boeing and Lockheed Martin for the Delta IV and Atlas V heavy lift rocket programs, respectively."

"Electronics revenues were essentially flat as we experienced good demand from the industrial and aviation and aerospace markets, but saw continued softness from the housing sector and accelerating weakness in the automotive sector," added Fix. "We reported double-digit operating income growth from electronics despite the flat sales as a result of aggressive cost reduction initiatives, such as material substitutions, plant consolidations and increased use of low cost manufacturing in Mexico and China. We will continue to focus on improving margin performance in this business."

Hydraulics Products Group revenues for the quarter decreased 7.5% year-over-year due to continued depressed market conditions and operating income declined 1.9% year-over-year.

"While the demand environment remains weak for off-road heavy construction vehicles in the U.S., we are focused on capitalizing on long-term opportunities for this business both domestically and abroad," said Fix. "We are making progress in ramping up our new manufacturing capability in Tianjin, China to produce telescopic hoists for sale in China and for export to other Asia-Pacific markets and Europe. Initial prototype production will occur in the current second quarter and we are on track to begin shipments in the second half of the fiscal year."

"In addition to increasing international volume, we are focused on initiatives to improve our margins," added Fix. "For example, during the quarter we also made significant investments in automation initiatives that we expect will contribute to margins in the second half of the year."[1]

Air Distribution Products Group ("ADP") sales for the quarter declined by 13.0% as a result of the continued severe downturn in the new residential construction market. Operating income climbed 683.9%.

"ADP's significant growth in operating income was primarily due to price increases implemented to offset future anticipated material cost increases," said Fix. "During the quarter we successfully consolidated the sales and production activities of our Bartonville, Illinois facility into our Minnesota and Georgia ADP locations with minimal customer disruption and we are on track to begin realizing annualized cost savings of approximately $2.2 million in the current second fiscal quarter."[1]

"We believe that we are achieving market share gains, even in this very difficult environment,"[1] added Fix. "We are outperforming the market and we know that we have penetrated new major HVAC wholesalers in targeted markets. We expect the group to operate profitably in the second quarter as we continue to benefit from lower cost on hand metal inventory, but expect to be focused on maintaining breakeven in the second half of fiscal 2009 as we begin to utilize higher cost metal currently on order."[1]

Business Outlook
"Our performance for the first quarter was in line with our expectations, and we have made good progress in increasing market share in each of our segments while taking actions to improve margins across the organization," said Fix.

"Going forward, we remain focused on these initiatives as we face economic headwinds as well as continuing challenges from the off-road heavy construction vehicle and housing markets. In this environment, we will strive to reduce costs through lean manufacturing, low-cost sourcing and manufacturing, plant consolidations and investments in automation. At the same time, we will aggressively pursue short- and long-term opportunities to drive market share gains, broaden our geographic presence into international markets, and capitalize on demand in many of our markets."

Conference Call Details
Standex will host a conference call for investors today, Wednesday, October 29, at 9:30 a.m. ET. On the call, Roger Fix, president and CEO, and Thomas DeByle, CFO, will review the company's financial results, and business and operating highlights. Investors interested in listening to the webcast should log on to the "Investor Relations" section of Standex's website, located at www.standex.com. The Company's slide show accompanying the web cast audio also can be accessed via its website. To listen to the playback, please dial (888) 286-8010 in the U.S. or (617) 801-6888 internationally; the passcode is 38378283. The replay also can be accessed in the "Investor Relations" section of the company's website, located at www.standex.com.

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Use of Non-GAAP Financial Measures

EBITDA, which is "Earnings Before Interest, Taxes, Depreciation and Amortization," non-GAAP income from operations and non-GAAP net income from continuing operations are non-GAAP financial measures and are intended to serve as a complement to results provided in accordance with accounting principles generally accepted in the United States. Standex believes that such information provides an additional measurement and consistent historical comparison of the company's performance. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is available in this news release.

About Standex

Standex International Corporation is a multi-industry manufacturer in five broad business segments: Food Service Equipment Group, Air Distribution Products Group, Engineered Products Group, Engraving Group and Hydraulics Products Group with operations in the United States, Europe, Canada, Australia, Singapore, Mexico, Brazil and China. For additional information, visit the company's website at www.standex.com.

[1] *Safe Harbor Language*

Statements in this news release include, or may be based upon, management's current expectations, estimates and/or projections about Standex's markets and industries. These statements are forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may materially differ from those indicated by such forward-looking statements as a result of certain risks, uncertainties and assumptions that are difficult to predict. Among the factors that could cause actual results to differ are uncertainty in conditions in the financial and banking markets, general domestic and international economy including more specifically increases in raw material costs, the ability to substitute less expensive alternative raw materials, the heavy construction vehicle market, the new residential construction market, reduced capital spending by customers, successful expansion and automation of manufacturing capabilities and diversification efforts in emerging markets, the ability to achieve cost savings through lean manufacturing and low cost sourcing, effective completion of plant consolidations and the other factors discussed in the Annual Report of Standex on Form 10-K for the fiscal year ending June 30, 2007, which is on file with the Securities and Exchange Commission, and any subsequent periodic reports filed by the company with the Securities and Exchange Commission. In addition, any forward-looking statements represent management's estimates only as of the day made and should not be relied upon as representing management's estimates as of any subsequent date. While the company may elect to update forward-looking statements at some point in the future, the company and management specifically disclaim any obligation to do so, even if management's estimates change.

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Standex International Corporation
Non-GAAP Financial Measure Reconciliations
1st Quarter 2009

	Net Income			Diluted Earnings per Share		
	FY09	FY08	% Change	FY09	FY08	% Change
GAAP Net Income From Continuing Operations	$ 7,095	$ 5,316	33.5%	$ 0.57	$ 0.43	33.2%
Add:						
Restructuring (Tax Affected)	$ 2,981			$ 0.24		
Less:						
Insurance Benefit (Tax Affected)	$ (1,084)			$ (0.09)		
Income from Continuing Operations Before Special Items	$ 8,992	$ 5,316	69.1%	$ 0.72	$ 0.43	68.8%

	EBITDA		Free Cash Flow	
	FY09	FY08	FY09	FY08
Net Income	$ 4,994	$ 5,921	$ 4,994	$ 5,921
Discontinued Operations	2,101	(605)	2,101	(605)
Taxes	2,709	3,008	2,709	3,008
Interest Expense	1,718	2,675	1,718	2,675
Depreciation	3,274	3,223	3,274	3,223
Amortization	879	1,025	879	1,025
EBITDA	15,675	15,247	15,675	15,247
Change in Working Capital			(11,258)	2,107
CAPEX			(1,872)	(2,730)
Free Cash Flow			2,545	14,624
Add:				
Restructuring	4,321	0	4,321	0
Less:				
Insurance Benefit	(1,084)	0	(1,084)	0
EBITDA & FCF Before Special Items	$ 18,912	$ 15,247	$ 5,782	$ 14,624
Operating Income			10,751	10,846
FCF to Operating Income			23.7%	134.8%
Adjusted FCF to Operating Income			53.8%	134.8%

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STANDEX INTERNATIONAL CORPORATION
Segment Reporting Data

Net Revenues: (in thousands)	Three Months Ended September 30, Net Sales	
	2008	2007
Food Service Equipment	$ 101,756	$ 96,961
Air Distribution Products	23,788	27,350
Engraving Group	21,568	20,403
Engineered Products	25,255	21,804
Hydraulics Products	8,328	9,002
Corporate and Other	--	--
Total	$ 180,695	$ 175,520

Income from Operations: (in thousands)	Three Months Ended September 30, Income From Operations	
	2008	2007
Food Service Equipment	$ 9,670	$ 9,648
Air Distribution Products	3,112	397
Engraving Group	2,430	1,271
Engineered Products	3,106	2,914
Hydraulics Products	1,196	1,219
Subtotal	19,514	15,449
Restructuring charge	(4,321)	--
Other expenses, net	--	--
Corporate	(4,442)	(4,603)
Total Income from Operations	$ 10,751	$ 10,846

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STANDEX INTERNATIONAL CORPORATION
Consolidated Condensed Statement of Income

(In thousands, except per share data)	Three Months Ended September 30	
	2008	2007
Net Sales	180,695	175,520
Cost of Sales	123,577	125,925
Gross Profit	57,118	49,595
Operating Expenses:		
Selling, general and administrative expenses	42,046	38,749
Restructuring Charges	4,321	-
Income from operations	10,751	10,846
Interest Expense	1,718	2,675
Other non-operating expense/(income)	(771)	(153)
	9,804	8,324
Provision for Taxes	2,709	3,008
Net Income from Continuing Operations	7,095	5,316
Income/(Loss) from discontinued operations, net of taxes	(2,101)	605
Net Income	4,994	5,921
Basic earnings per share		
Continuing Operations	0.58	0.43
Discontinued Operations	(0.17)	0.05
Total	0.41	0.48
Diluted earnings per share:		
Continuing Operations	0.57	0.43
Discontinued Operations	(0.17)	0.05
Total	0.40	0.48
Average Shares Outstanding		
Weighted average shares, basic	12,309	12,256
Weighted average shares, diluted	12,465	12,439

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STANDEX INTERNATIONAL CORPORATION
Consolidated Condensed Balance Sheet

	September 30, 2008	June 30, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$21,862	$28,657
Accounts receivable, net	105,103	103,055
Inventories	94,841	87,619
Prepaid expenses and other current assets	4,575	3,337
Income tax receivable	-	983
Deferred tax asset	13,544	13,032
Total current assets	239,925	236,683
Property, plant, equipment	111,962	116,565
Intangible assets	26,417	27,473
Goodwill	119,561	120,650
Prepaid pension cost	2,841	1,972
Other non-current assets	20,522	19,691
Total non-current assets	281,303	286,351
Total assets	$521,228	$523,034
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$3,571	$28,579
Accounts payable	64,186	66,174
Accrued expenses	43,891	50,286
Income taxes payable	1	-
Current liabilities – discontinued operations	6,360	2,701
Total current liabilities	118,009	147,740
Long-term debt - less current portion	133,586	106,086
Accrued pension and other non-current liabilities	49,321	46,050
Total non-current liabilities	182,907	152,136
Stockholders' equity:		
Common stock	41,976	41,976
Additional paid-in capital	27,132	27,158
Retained earnings	435,566	433,435
Accumulated other comprehensive income	(22,344)	(17,531)
Treasury shares	(262,018)	(261,880)
Total stockholders' equity	220,312	223,158
Total liabilities and stockholders' equity	$521,228	$523,034

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Summary Cash Flow Data

		Three Months Ended		
		Sept 30 2008		Sept 30 2007
Cash flows provided by operating activities	$	(2,951)	$	13,245
Cash flows provided by investing activities		(1,012)		6,225
Cash flows used in financing activities		(1,032)		(16,077)
Effects of exchange rate changes on cash		(1,800)		(1,191)
Net change in cash and cash equivalents		(6,795)		2,202
Beginning cash and cash equivalents		28,657		24,057
Ending cash and cash equivalents	$	21,862	$	26,259

Supplementary Financial Data

		Three Months Ended		
		Sept 30 2008		Sept 30 2007
Net working capital	$	135,758	$	129,333
Working capital turns		5.3		5.4
Inventory Turns		5.4		5.3
A/R days sales outstanding		53.0		56.0
A/P days payable outstanding		40.0		41.0
Capital Expenditures, for the three months ended	$	1,872	$	2,730
Depreciation		3,274		3,223
Amortization of intangibles		879		1,025
Net debt		115,295		128,563

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